Exhibit 12.1

CHS INC.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended November 30,	Years Ended August 31,
(Dollars in thousands)	2016	2016	2015	2014	2013	2012

EARNINGS:

Income from continuing operations before income taxes	$225,554	$419,878	$768,168	$1,131,303	$1,085,994	$1,416,571

ADD:
Fixed charges, as shown below	47,954	176,078	119,266	107,737	128,039	125,589
Amortization of capitalized interest	1,490	4,806	4,696	3,663	3,547	3,304
Distributions from equity investments	16,393	178,464	80,917	79,685	62,761	75,468
Investments redeemed - equity investees, cooperatives and other	148	33,821	19,927	138,485	13,021	10,409

SUBTRACT:
Equity in income of investees	(40,328)	(175,777)	(107,850)	(107,446)	(97,350)	(102,389)
Noncash patronage dividends received	(885)	(7,068)	(13,035)	(16,452)	(16,644)	(10,461)
Interest capitalized	(1,600)	(30,343)	(57,303)	(8,528)	(10,579)	(8,881)
EARNINGS AS ADJUSTED	$248,726	$599,859	$814,786	$1,328,447	$1,168,789	$1,509,610

FIXED CHARGES:
Interest*	$39,900	$144,047	$93,152	$84,925	$104,403	$99,130
Amortization of debt costs	2,554	7,131	7,214	7,012	9,770	12,692
Appropriate portion (1/3) of rent expense**	5,500	24,900	18,900	15,800	13,866	13,767
TOTAL FIXED CHARGES	47,954	176,078	119,266	107,737	128,039	125,589

PREFERRED DIVIDEND FACTOR:	45,167	162,581	143,428	67,239	26,766	26,028

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$93,121	$338,659	$262,694	$174,976	$154,805	$151,617

RATIO	2.7	1.8	3.1	7.6	7.6	10.0

*

Interest costs of $34.8 million, $70.8 million, $149.1 million and $113.2 million for the years ended August 31, 2015, 2014, 2013 and 2012, respectively, associated with our commitment to purchase the National Cooperative Refinery Association (“NCRA), now known as CHS McPherson Refinery Inc., noncontrolling interests were excluded from interest expense for purposes of computing the ratio of earnings to fixed charges and preferred dividends. There were no interest costs incurred associated with our commitment to purchase NCRA during the three months ended November 30, 2016 or the year ended August 31, 2016.

**	1/3 of rent expense is a reasonable approximation of the interest factor.